Exhibit 99.1

BlueCity Announces Changes to Board and Committee Compositions

BEIJING, January 5, 2021 (GLOBE NEWSWIRE) -- BlueCity Holdings Limited (“BlueCity” or the “Company”) (NASDAQ: BLCT), a world’s leading online LGBTQ platform, today announced the appointment of Mr. Weiru Chen as a new independent director to its board of directors (the “Board”), effective immediately. Mr. Zhe Wei has concurrently resigned from his positions as a director and a member of the compensation committee and nominating and corporate governance committee of the Board.

After the changes, the Board will continue to consist of five members, four of whom are independent directors. The compensation committee will consist of Ms. Rong Lu, Mr. Baoli Ma and Mr. Weiru Chen, with Ms. Rong Lu as the chairperson. The nominating and corporate governance committee will consist of Mr. Baoli Ma, Ms. Wenjie Wu and Mr. Weiru Chen, with Mr. Baoli Ma as the chairperson.

Mr. Baoli Ma, BlueCity’s Founder, Chairman and Chief Executive Officer, stated: “We are excited to welcome Mr. Weiru Chen to join our Board. We believe his extensive background in corporate governance, strategic management and industry expertise will be of great value to BlueCity. We look forward to working closely with him and benefiting from his valuable insights and extensive experience. Meanwhile, on behalf of the Board and everyone at BlueCity, I thank Mr. Zhe Wei for his significant contribution to the Company during his tenure on the Board. We wish him all the best in his future endeavors.”

Mr. Weiru Chen is an associate professor of strategy at China Europe International Business School (CEIBS). He has served as executive director of the Internet Industry Research Center and chief strategic officer of Alibaba Cainiao Logistic Network between August 2017 and July 2020. Prior to joining CEIBS, he served as an assistant professor of strategy at INSEAD Business School from 2003 to 2011. Mr. Chen’s research is centered on firms’ technological innovation, platform strategy, and digital transformation. Mr. Chen has also served as an independent director of several public companies, including TAL Education Group (NYSE: TAL) since June 2015, Dian Diagnostics Group (SHE: 300244) since August 2017, Country Garden Services Holdings Company Limited (HK: 06098) since February 2018 and FangDD Network Group Ltd. (Nasdaq: DUO) since November 2019. Mr. Chen received a bachelor’s degree from National Taiwan University in Taiwan in 1993, a master’s degree from TamKang University in 1996 and a Ph.D. in Management from Purdue University in 2003.

About BlueCity

BlueCity (NASDAQ: BLCT) is a world-leading online LGBTQ platform providing a full suite of services that fosters connections and enhance the wellbeing of the LGBTQ community through its portfolio of brands. BlueCity’s mobile app Blued enables users to conveniently and safely connect with each other, express themselves and access professional health-related and family planning consulting services. Available in 13 languages, it has more than 58 million registered users worldwide and is the largest online LGBTQ community in China, India, Korea, Thailand and Vietnam. BlueCity’s portfolio of brands also includes Finka, a leading gay social networking app for a younger generation in China, and LESDO, a leading lesbian social networking app in China.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” and similar statements. Among other things, business outlook and quotations from management in this announcement, as well as BlueCity’s strategic and operational plans, contain forward-looking statements. BlueCity may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about BlueCity’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of the press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

BlueCity Holdings Limited

Ms. Lingling Kong

Investor Relations Director

Phone: +86 10-5876-9662

Email: ir@blued.com

The Blueshirt Group

Ms. Susie Wang

Phone: +86 138-1081-7475

Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group

Ms. Julia Qian

Phone: +1 973-619-3227

Email: Julia@blueshirtgroup.com